Filed Pursuant to Rule 424(b)(3)
Registration No. 333-33230
Prospectus
     Lowe’s Companies, Inc. (“Lowe’s” or the “Company”) is pleased to offer you the opportunity to participate in Lowe’s Stock Advantage Direct Stock Purchase Plan (the “Lowe’s Plan”). The Lowe’s Plan is designed to provide you with a convenient method to purchase shares of Lowe’s common stock and to reinvest cash dividends in the purchase of additional shares. Computershare Trust Company, N.A. will act as Plan Administrator for the Lowe’s Plan.
     This prospectus relates to 5,000,000 shares of Lowe’s common stock, par value $0.50 per share, to be offered for purchase under the Lowe’s Plan. Lowe’s common stock is listed on the New York Stock Exchange, with shares trading under the ticker symbol LOW.
     The shares of Lowe’s common stock being offered are not insured or protected by any governmental agency, and involve investment risk, including the possible loss of principal. In addition, dividends may go up and down.
     This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state or country where the offer or sale is not permitted. To the extent required by applicable law in certain jurisdictions, shares offered through the Lowe’s Plan are offered only through a registered broker-dealer in those jurisdictions.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 15, 2008

Key Features of the Lowe’s Stock Advantage Direct Stock Purchase Plan
Enrollment: If you currently own Lowe’s common stock registered in your name, you may participate in the Lowe’s Plan by completing and returning an Enrollment Form. If you own Lowe’s common stock, but your shares are currently held by a bank or broker in its name (i.e., “street name”), you will need to register the shares in your name and then complete an Enrollment Form.
If you wish to leave your shares in “street name” or if you currently do not own any shares of Lowe’s common stock, you may join the Lowe’s Plan by completing an Initial Enrollment Form and making an initial cash investment of at least $250.
Additional Investments: Once you have enrolled, you may make additional investments in any amount from $25 to $250,000 per year by check or through automatic monthly deductions from a qualified U.S. bank account.
Dividend Reinvestments: You may reinvest all, some, or none of your cash dividends in additional shares of Lowe’s common stock. You may change your reinvestment election at any time by accessing your account online, or by contacting the plan administrator by telephone or in writing.
Safekeeping of Shares: All shares of Lowe’s common stock purchased through the Lowe’s Plan will be held by the Plan Administrator in book-entry form in your account. If you hold Lowe’s common stock certificates outside of the Lowe’s Plan, you may deposit those certificates for safekeeping with the Plan Administrator, and those shares will be reflected in your Lowe’s Plan account.
Sale of Shares: The Lowe’s Plan provides you with the ability to sell all or any portion of your shares of Lowe’s common stock held in the Lowe’s Plan in book-entry form. You may also request to receive a certificate for these shares and sell the shares outside the Lowe’s Plan.
Fees: There are enrollment, investment, brokerage, and sales fees associated with the Lowe’s Plan. See page 7 for the Lowe’s Plan’s fee schedule.
More Information: For more information about the Lowe’s Plan, call the Lowe’s Plan’s toll free number, 1-877-282-1174, or visit Lowe’s Investor Relations web site at www.Lowes.com/investor.

INFORMATION ABOUT LOWE’S
Lowe’s Companies, Inc. is a $48.3 billion retailer, offering a complete line of home improvement products and services. The Company, through its subsidiaries, serves more than 14 million do-it-yourself, do-it-for-me and Commercial Business Customers each week through more than 1,550 stores in the United States and Canada. Lowe’s is the world’s second largest home improvement retailer.
In 2007, the Company opened 153 new stores, and at the beginning of fiscal 2008 had approximately 174 million square feet of retail selling space. We continue our expansion and strive to maximize our return on investment. We consider market demographics and land availability, among other factors, to determine the best of our current store prototypes for a particular market.
Lowe’s is an active supporter of the communities it serves. The Company is a national partner with both the American Red Cross and Habitat for Humanity International, and supports numerous local charities. Through the Lowe’s Heroes volunteer program the Company provides help to civic groups with public safety projects and shares important home safety and fire prevention information with neighborhoods across the country. Lowe’s is committed to understanding and reflecting its communities’ diverse cultures in staffing, business partnerships and the products it sells. Lowe’s is committed to making diversity and inclusion a natural part of the way it does business.
Headquartered in Mooresville, N.C. and founded in 1946, the Company employs more than 215,000 people. Over four percent of Lowe’s common stock is owned by the company’s employees through the Lowe’s 401(k) Plan. Lowe’s has been a publicly held company since October 10, 1961. The Company’s common stock is listed on the New York Stock Exchange with shares trading under the ticker symbol LOW. For more information, visit www.Lowes.com.

FORWARD-LOOKING STATEMENTS
This prospectus may include “forward-looking statements,” as such are provided for by the Private Securities Litigation Reform Act of 1995 (the “Act”). Statements containing words such as “expects,” “planned,” “strategy,” “projects,” “believes,” “opportunity,” “anticipates,” “desires,” and similar expressions are intended to highlight or indicate “forward-looking statements.” Although the Company believes that the expectations, opinions, projections, and comments reflected in its forward-looking statements are reasonable, it can give no assurance that such statements will prove to be correct. Our actual results could differ substantially from our expectations because, for example: (i) our sales are dependent upon the general economic health of the United States and Canada, variations in the number of new housing starts, the level of housing turnover, repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of mortgage and other financing. An economic downturn, which is usually accompanied by higher rates of unemployment, and higher prices for essentials such as fuel and energy, can impact sales because some of our inventory is purchased by our customers for their discretionary projects, which can be delayed or avoided altogether. In addition, unseasonable weather may impact sales of product groups like lawn and garden, lumber, and building materials on a short-term basis; (ii) our expansion strategy may be impacted by environmental regulations, local zoning issues, availability and development of land, and more stringent land use regulations. Furthermore, our ability to secure a highly-qualified workforce is an important element to the success of our expansion strategy; (iii) many of our products, like lumber and plywood, are commodities whose prices may fluctuate erratically within an economic cycle; (iv) our business is highly competitive, and as we expand to larger markets and utilize new sales channels such as the Internet, we may face new and additional forms of competition; (v) the ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of specific products or failure to comply with laws and regulations of those countries from which we import them could interrupt our supply of imported inventory; and (vi) our commitment to increase market share and keep prices low requires us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which can be difficult to implement and integrate. Any forward-looking statement contained in this prospectus is based upon data available as of the date of this prospectus and speaks only as of such date.
The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. You should carefully read this prospectus and the documents incorporated by reference in their entirety, including, in particular, the “Risk Factors” included in Lowe’s Annual Report on Form 10-K to the Securities and Exchange Commission (the “SEC”) and any changes to those “Risk Factors” described in any of the Company’s subsequent Quarterly Reports on Form 10-Q to the SEC. They contain, collectively, information that should be considered when making your investment decision.

THE LOWE’S STOCK ADVANTAGE DIRECT STOCK PURCHASE PLAN
General
1.    What is the Lowe’s Stock Advantage Direct Stock Purchase Plan?
          The Lowe’s Stock Advantage Direct Stock Purchase Plan is a convenient and low cost purchase plan which enables new investors to make an initial investment in Lowe’s common stock and existing investors to increase their holdings of Lowe’s common stock. Participants may elect to have dividends automatically reinvested in Lowe’s common stock and/or to make optional cash investments through the Plan Administrator, Computershare Trust Company, N.A. (“Computershare”). Computershare Inc., an affiliate of Computershare and a transfer agent registered with the SEC, acts as service agent for Computershare.
Computershare
P.O. Box 43078
Providence, RI 02940-3078
1-877-282-1174
www.computershare.com/investor
          Participation is entirely voluntary and we give no advice regarding your decision to join the Lowe’s Plan. If you decide to participate, an Enrollment Form is enclosed for your convenience.
2.	What options are available under the Lowe’s Plan?
          The Lowe’s Plan allows participants to:
•	Make initial investments in Lowe’s common stock;

•	Have their common stock dividends automatically reinvested in additional shares of Lowe’s common stock; and

•	Make additional cash investments in Lowe’s common stock, including the option to make automatic monthly purchases by authorizing deductions from a U.S. bank account.
          Please refer to question 8 for details on fees to be paid by participants, to question 16 for additional information regarding dividend payment options and questions 9 through 12 for further information regarding the methods of making additional cash investments.
          Please retain all transaction statements for your records. The statements contain important tax and other information.
3.	Who is eligible to participate in the Lowe’s Plan?
          All U.S. citizens are eligible to participate in the Lowe’s Plan, whether or not they are currently shareholders of Lowe’s.

4.	Can non-U.S. citizens participate in the Lowe’s Plan?
          Yes. If you are not a U.S. citizen, you can participate in the Lowe’s Plan provided there are not any laws or governmental regulations that would prohibit you from participating or laws or governmental regulations that would affect the terms of the Lowe’s Plan. Lowe’s reserves the right to terminate participation of any shareholder if it deems it advisable under any foreign laws or regulations. All Lowe’s Plan funds must be in U.S. dollars and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. Please contact your local bank for details on how to make the transaction.
Eligibility and Enrollment
5.	How does a Lowe’s shareholder enroll in the Lowe’s Plan?
          If you are already a Lowe’s shareholder of record (i.e., if you own shares that are registered in your name, not your broker’s), you may enroll in the Lowe’s Plan simply by completing and returning an Enrollment Form. This form can be requested from the Computershare web site or by calling Computershare at 1-877-282-1174.
6.	I already own shares, but they are held by my bank or broker and registered in “street name.” How can I participate?
          If you currently own shares of Lowe’s common stock that are held on your behalf by a bank or broker (i.e., “street name”), you will need to arrange with your bank or broker to have at least one share registered directly in your name in order to be eligible to participate. Once the share(s) are registered in your name, you can complete an Enrollment Form. Alternatively, you may enroll in the Lowe’s Plan in the same manner as someone who is not currently a shareholder (see question 7).
7.	I’m not currently a shareholder. May I participate in the Lowe’s Plan?
          If you currently do not hold shares of Lowe’s common stock, you may enroll in the Lowe’s Plan by completing an Initial Enrollment Form for new investors and making an initial investment of at least $250 by check or electronic debit from your bank account. An enrollment fee of $5 will be deducted from your initial investment.
8.	Are there fees associated with enrollment?
          Participation in the Lowe’s Plan is subject to fees disclosed in this prospectus. These fees may change at any time, and you will be notified of any changes.

Fee Schedule

One-time enrollment fee in Lowe’s Plan	$5.00*
Lowe’s Plan investment fees:
For each dividend reinvestment	Company paid
For each check	5% of investment, up to a maximum of $2.50 per transaction
For each automatic debit	5% of investment, up to a maximum of $2.50 per transaction
Brokerage trading fees (applied if shares are traded on the open market):
Purchase fee (per share)	$0.05
Sales fee (per share)	$0.12
Fee on each sale of shares	$10.00
Fee for returned check or rejected automatic deductions	$25.00

*	If you are a shareholder of record, this enrollment fee will be waived. If you are not a shareholder of record, this enrollment fee will apply and will be deducted from your initial investment.
Additional Investments
9.	What are the minimum and maximum amounts for additional investments?
          The minimum amount for additional investments is $25 each investment and the maximum amount is $250,000 during any calendar year.
10.	How do I make an additional investment?
          You may send a check payable in U.S. dollars to “Lowe’s Stock Advantage Direct Stock Purchase Plan.” Checks must be drawn against a U.S. bank or U.S. bank affiliate. Cash, traveler’s checks, money orders and third-party checks are not allowed. Checks must be accompanied by the appropriate section of your account statement and mailed to Lowe’s Stock Advantage Direct Stock Purchase Plan, c/o Computershare at the address indicated on your account statement. Additional investments can also be made through the Computershare web site.
11.	May I have additional investments automatically deducted from my bank account?
          Yes. You may authorize ongoing monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association.

•	To initiate this service, you must send a completed Direct Debit Authorization Form to the Plan Administrator at any time after you have enrolled in the Lowe’s Plan, or complete the form at the time of enrolling in the Lowe’s Plan online at www.computershare.com/investor.

•	To change any aspect of the instruction, you must send a revised Direct Debit Authorization Form to the Plan Administrator or go to your account online and change your personal options.

•	To cancel deductions, you must notify the Plan Administrator by writing to the address on your account statement, or by calling Computershare toll free at 1-877-282-1174, or by changing your Plan account options at www.computershare.com/investor.
     Initial set-up, changes and terminations to the automatic deduction instructions will be made to your account as soon as practicable. Once enrollment is effective, funds will be automatically deducted from your designated account on the 25th day of each month, or the next business day if the 25th is not a business day.
12. Will I be charged fees for additional investments?
     Yes. For any investment made by check, a service charge of 5% of the amount of your investment, up to a maximum of $2.50 per transaction, will be deducted at the time of the investment. The same charge will be deducted for any investment made by automatic monthly deduction. In addition, the purchase price will include a purchase fee of $.05 per share, which includes brokerage commissions, if purchases are being made from the open market.
13. How are payments with “insufficient funds” handled?
     If the Plan Administrator does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.
     In addition, an “insufficient funds” fee of $25.00 will be charged. The Plan Administrator may place a hold on the Lowe’s Plan account until the “insufficient funds” fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.
14. When will shares be purchased?
     For initial investments and optional additional cash investments, the Plan Administrator will buy shares each week, beginning on Thursday (or the next business day) if your funds are received at least two business days before that Thursday.
     For automatic monthly purchases, shares will be purchased by Computershare on the first Thursday following the 25th day of the month, if your automatic monthly purchase enrollment material is received by the last business day of the previous month.
15. What is the price of shares purchased under the Lowe’s Plan?
     The purchase price for shares purchased by the Plan Administrator in the open market will be the weighted average price per share paid by the Plan Administrator for all purchases made that week for Lowe’s Plan participants. The purchase price for shares purchased from Lowe’s will be the average of the high and low sales price reported on the New York Stock Exchange’s consolidated tape for the day of the transaction.
     The Plan Administrator will use your investment to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share.

Dividends
16. Must my dividends be reinvested automatically?
     No. You may elect full, partial or no reinvestment of your dividends by completing the appropriate enrollment form obtained from the Plan Administrator. Unless you make an election, all cash dividends on shares in your Lowe’s Plan account, in addition to dividends on shares held outside of the Lowe’s Plan, will be paid to you and not reinvested. If you choose partial re-investment, you must identify the number of shares in your account on which you would like to receive cash payments for dividends.
17. When will my dividends be reinvested and at what price?
     The purchase of shares with your reinvested dividends will generally begin on the dividend payment date (or next business day) and be completed within five business days of the dividend payment date. The price of shares purchased on the open market with dividends will be the weighted average price of all shares purchased with reinvested dividends. If shares are purchased from Lowe’s, the purchase price will be the average of the high and low sales price reported on the New York Stock Exchange’s consolidated tape for the day of the transaction.
Source of Stock
18. What is the source of Lowe’s common stock purchased through the Lowe’s Plan?
     At Lowe’s option, share purchases will be made in the open market or directly from Lowe’s. Share purchases on the open market may be made on any stock exchange where Lowe’s common stock is traded or by negotiated transactions on such terms as the Plan Administrator may reasonably determine. Neither Lowe’s nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the Plan Administrator.
Sale of Shares
19. How do I sell my shares?
     You can sell some or all of the Lowe’s Plan shares you hold in book-entry form in any of three ways: by providing written instructions to the Plan Administrator; by calling the Plan Administrator toll free at 1-877-282-1174; or by accessing your Computershare shareholder account online. Each account statement you receive will have a sale coupon form attached for your convenience.
     The Plan Administrator will generally sell shares daily within five business days of receipt of proper instructions. The sale price for your shares will be the weighted average price per share received by the Plan Administrator for all sales made that day for Lowe’s Plan participants. A $10 service charge and a sales fee of $0.12 per share, which includes brokerage commissions, will be deducted from your sale proceeds.
     Please note that the Plan Administrator is not able to accept instructions to sell on a specific day or at a specific price.
     If you prefer, you can withdraw shares from the Lowe’s Plan, at no cost to you, and sell them through a broker of your own choosing. Certificates will normally be mailed to you within five business days of receipt of your instructions. If you sell a portion of your shares, the Plan Administrator will continue to reinvest the dividends on the remaining shares as previously authorized by you.

How Shares are Held
20. How does the safekeeping service (book-entry shares) work?
     All shares of Lowe’s common stock that are purchased through the Lowe’s Plan will be held by the Plan Administrator and recorded in book-entry form in your Lowe’s Plan account on the records of the Plan Administrator. If you hold Lowe’s common stock certificates outside the Lowe’s Plan you may also, at any time, deposit those certificates for safekeeping with the Plan Administrator, and the shares represented by the deposited certificates will be included in book-entry form in your Lowe’s Plan account.
21. How do I deposit my Lowe’s stock certificates with the Plan Administrator?
     To deposit certificates into the Lowe’s Plan, you should send your certificates, by registered and insured mail, to the Plan Administrator at Lowe’s Stock Advantage Direct Stock Purchase Plan, c/o Computershare, P.O. Box 43078, Providence, RI 02940-3078, with written instructions to deposit those shares in your Lowe’s Plan account. The certificates should not be endorsed and the assignment section should not be completed. We recommend insuring certificates for at least three percent of the market value to cover the cost of a surety bond in the event the shares are lost in transit to the Plan Administrator.
22. Are there any charges associated with this custodial service?
     No. There is no cost to you for having the Plan Administrator hold the shares purchased for you through the Lowe’s Plan or for having the Plan Administrator deposit the stock certificates you hold into your account.
23. How can I receive a stock certificate?
     Normally, stock certificates for shares purchased under the Lowe’s Plan will not be issued; rather shares will be registered in the name of the Plan Administrator or its nominee and credited to your Lowe’s Plan account. However, you may request a stock certificate by indicating your preference on the stub attached to your account statement and forwarding it to the Plan Administrator. There is no charge for this service. Stock certificates for fractional shares will not be issued.
Transfers of Shares
24. Can I transfer shares that I hold in the Lowe’s Plan to someone else?
     Yes. You may transfer ownership of some or all of your Lowe’s Plan shares by sending the Plan Administrator written transfer instructions. Your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant’s account.
     You may transfer shares to new or existing Lowe’s shareholders. However, a new Lowe’s Plan account will not be opened for a transferee as a result of a transfer of less than one full share.

Change of Address
25. I’ve just moved. How can I request a change of address or update other personal data?
     It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, you may access your Computershare account online, call Computershare toll free at 1-877-282-1174, or write to them at the address listed in question 28.
Withdrawal from the Lowe’s Stock Advantage Direct Stock Purchase Plan
26. How do I close my Lowe’s Plan account?
     You may terminate your participation in the Lowe’s Plan either by completing the appropriate section of your account statement and returning it to the Plan Administrator or by giving notice to the Plan Administrator in writing, on the phone or through your Computershare account online. Upon termination, you may elect either to receive a certificate for the number of whole shares held in your Lowe’s Plan account and a check for the value of any fractional shares, or to have all of the shares in your Lowe’s Plan account sold for you as described earlier in this document and pay applicable fees and commissions.
     If you elect to receive a certificate or to have your shares sold, the Plan Administrator will send you your proceeds, without interest, or your certificates as soon as is practicable. If a notice of withdrawal is received on or after the record date, but before the related dividend payment date, the Plan Administrator may not process your request until after the dividend reinvestment has posted to your account. Thereafter, cash dividends on shares you physically hold will be paid out to you and not reinvested in Lowe’s common stock.
     Alternatively, you may request the Plan Administrator to move your shares to the Direct Registration System (“DRS”), which would allow you to maintain your ownership of those whole shares in book-entry form on the records of Lowe’s. Shares held in DRS have the same rights and privileges as shares of Lowe’s common stock registered on Lowe’s records that are represented by a certificate. If you choose this alternative, you will receive a check for the value of any fractional shares you held in the Lowe’s Plan, less any applicable fees, for selling those fractional shares.
Administration
27. Who administers the Lowe’s Stock Advantage Direct Stock Purchase Plan?
     The Lowe’s Plan is administered by Computershare, which also serves as Lowe’s stock transfer agent, registrar and dividend disbursing agent. As Plan Administrator, Computershare acts as agent for Lowe’s Plan participants and keeps records, sends statements and performs other duties relating to the Lowe’s Plan. Computershare Inc., an affiliate of Computershare and a transfer agent registered with the SEC, acts as service agent for Computershare.
     Purchases and sales of Lowe’s common stock under the Lowe’s Plan are made by a broker-dealer acting as purchasing agent for Lowe’s Plan participants. To the extent required by applicable law in certain jurisdictions, shares offered under the Lowe’s Plan are offered through a broker-dealer.

28. How do I contact the Plan Administrator?
     You may contact the Plan Administrator by writing to:
Lowe’s Stock Advantage Direct Stock Purchase Plan
c/o Computershare
P.O. Box 43078
Providence, RI 02940-3078
     You may also telephone the Plan Administrator toll free at 1-877-282-1174. Automated telephone information is available 24 hours a day, seven days a week. Customer service representatives are available between the hours of 9:00 A.M. and 5:00 P.M. Eastern Time, Monday through Friday.
     You may access your account online to purchase additional shares of Lowe’s common stock, change your address, certify your tax identification number, change your dividend reinvestment options, modify your monthly investment withdrawals, and request duplicate
1099-DIV Tax Forms, among other features. Go to www.computershare.com/investor. When communicating with the Plan Administrator, you should have available your account number and taxpayer identification number.
29. What kind of reports will be sent to participants in the Lowe’s Plan?
     If you reinvest your dividends under the Lowe’s Plan, you will receive a quarterly statement of account activity. Supplemental account statements will be provided for any month in which you make a cash investment or deposit or transfer or withdraw shares. You will also receive transaction statements promptly after each sale of shares under the Lowe’s Plan. You should retain these statements in order to establish the cost basis of shares purchased under the Lowe’s Plan for income tax and other purposes. In addition, you will receive all communications sent to other shareholders, such as annual reports and proxy statements.
Additional Information
30. How would a stock split or stock dividend affect my account?
     Any shares resulting from a stock split or stock dividend paid on shares held in custody for you by the Plan Administrator will be credited to your book-entry position. Of course, you may request a certificate at any time for any or all of your shares.
31. How do I vote my Lowe’s Plan shares at shareholder meetings?
     In connection with each meeting of Lowe’s shareholders, you will receive either a paper copy of Lowe’s proxy statement, together with a proxy card, or a Notice of Internet Availability of Proxy Materials. If you receive a proxy card, it will allow you to vote your shares by telephone, via the Internet or by mail. If you receive a Notice of Internet Availability of Lowe’s Proxy Materials, it will include instructions on how to access Lowe’s proxy materials and vote your shares via the Internet. The Notice will also include instructions on how you may request delivery at no cost to you of a paper or email copy of Lowe’s proxy materials.
     Fractional shares will be aggregated and voted with the participant’s directions. If you do not vote your shares via the Internet, by telephone or by signing and returning a proxy card, the shares will not be voted.

32. Can the Lowe’s Plan be changed?
     We may add to, modify or discontinue the Lowe’s Plan at any time. We will send you written notice of any significant changes. Upon discontinuance of the Lowe’s Plan, we will return to you any uninvested automatic deductions from your bank account and any uninvested optional cash investments or initial investment. We will also issue whole shares in book-entry form in your name under DRS, and pay you in cash for any fractional shares credited to your account. Alternatively, you may request the Plan Administrator to issue a stock certificate free of charge.
33. What are the responsibilities of Lowe’s and the Plan Administrator?
     Neither Lowe’s nor the Plan Administrator, Computershare, will be liable for any act, or for any failure to act as long as they have made good faith efforts to carry out the terms of the Lowe’s Plan, as described in this prospectus and on the forms that accompany each investment or activity.
     Participants should recognize that neither Lowe’s nor the Plan Administrator can promise a profit or protect against a loss on the common stock purchased under the Lowe’s Plan. For more information about the risks and uncertainties that Lowe’s is exposed to, you should read the “Risk Factors” included in Lowe’s Annual Report on Form 10-K to the SEC.
     Although the Lowe’s Plan provides for the reinvestment of dividends, the declaration and payment of dividends will continue to be determined by the Lowe’s Board of Directors at its discretion, depending upon future earnings, the financial condition of Lowe’s and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.
Tax Consequences
     You should consult with your tax advisor for a complete analysis of the tax consequences of participating in the Lowe’s Plan. The following summary is for general information only.
     Cash dividends reinvested under the Lowe’s Plan will be taxable for U.S. Federal income tax purposes as having been received by you even though you have not actually received them in cash. You will receive an annual statement from the Plan Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.
     You will not realize a gain or loss for U.S. Federal income tax purposes upon a transfer of shares to the Lowe’s Plan or the withdrawal of whole shares from the Lowe’s Plan. You will, however, generally realize a gain or loss when shares are sold, including any fractional share interest for which you receive cash upon termination of your participation in the Lowe’s Plan. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis for the shares. In order to determine the tax basis for shares in your account, you should retain all account and transaction statements.
     Lowe’s Plan participants who are foreign persons generally are subject to a withholding tax on dividends paid on shares held in the Lowe’s Plan. The Plan Administrator is required to withhold from dividends paid to foreign shareholders the appropriate amount, under current law, determined in accordance with Internal Revenue Service regulations. Where applicable, this withholding tax may be determined by treaty between the U.S. and the country in which the participant resides. In addition, dividends paid on shares in Lowe’s Plan accounts may be subject to the current applicable backup withholding tax rate under the Internal Revenue Code if the participant does not provide an IRS Form W-9 certifying that the participant is not subject to backup withholding tax. Accordingly, the amount of any dividends that will be credited to a participant’s Lowe’s Plan account for investment in additional shares of Lowe’s common stock will be net of any applicable withholding tax.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are also made available free of charge through our web site at www.Lowes.com/investor as soon as reasonably practicable after we file them with, or furnish them to, the SEC. You may also read and copy any document we file with the SEC at the SEC’s public reference facility:
Public Reference Room
100 F. Street, N.E.
Room 1580
Washington, D.C. 20549
     You may also obtain paper copies of the documents at prescribed rates by sending an e-mail to publicinfo@sec.gov or by writing to the SEC at the Office of Investor Education and Advocacy, 100 F Street N.E., Washington DC 20549-0213. More information is available on the SEC’s web site under “Filings and Forms (EDGAR) — Requesting Paper Documents.” Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     This prospectus constitutes part of a registration statement on Form S-3 (Registration Statement No. 333-33230) filed by Lowe’s under the Securities Act of 1933. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
     The SEC allows us to “incorporate by reference” in this prospectus the information we file with the SEC, which means:
•	Incorporated documents are considered part of this prospectus;

•	We can disclose important information to you by referring you to those documents; and

•	Information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.
     The following documents filed by Lowe’s with the SEC (file No. 1-7898) are incorporated herein by reference and made a part hereof: (i) Lowe’s Annual Report on Form 10-K for the fiscal year ended February 1, 2008; (ii) Lowe’s Definitive Proxy Statement dated April 14, 2008 and (iii) the description of Lowe’s common stock contained in Lowe’s registration statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

     You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC’s web site or at the addresses listed previously. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are also made available free of charge through our web site at www.Lowes.com/investor as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Paper copies of documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain paper copies of documents incorporated by reference in this prospectus by requesting them in writing, or by telephone, from us at the following address or telephone numbers:
Lowe’s Companies, Inc.
Investor Relations
1000 Lowe’s Boulevard
Mooresville, NC 28117
Telephone: (704) 758-1000 or (888) 34LOWES
     We also incorporate by reference each of the following documents that we will file with the SEC after the date of publication of this prospectus and prior to the time we sell all of the shares of common stock offered by this prospectus:
•	Reports filed under Section 13(a) and (c) of the Exchange Act; and

•	Any reports filed under Section 15(d) of the Exchange Act.
     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
USE OF PROCEEDS
     Lowe’s will receive proceeds from the purchase of common stock through the Lowe’s Plan only to the extent that such purchases are made directly from Lowe’s and not from open market purchases by Computershare. Any proceeds received by us (which cannot be estimated), will be used for general corporate purposes.
LEGAL OPINIONS
     The legality of the common stock covered by this prospectus has been passed upon for us by Hunton & Williams, Richmond, Virginia.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The financial statements of Lowe’s Companies, Inc. as of and for the three years in the period ended February 1, 2008, and management’s report on the effectiveness of internal control over financial reporting as of February 1, 2008, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing therein.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with information in addition to or different from the information contained or incorporated by reference in this prospectus or represent anything else about us or this offering. We are not making any offer of these securities in any state where the offer is not permitted. Except as otherwise indicated, the information appearing in this prospectus speaks only as of the date on the front of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS

May 15, 2008
For more information call 1-877-282-1174 or visit
the Lowe’s investor relations web site at
www.Lowes.com/investor